FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 to this Report on Form 6-K is a Waiver Agreement between TOP Ships Inc. (the "Company") and YA II CD, Ltd., dated January 9, 2017, waiving certain provisions contained in the Securities Purchase Agreement dated November 22, 2016 by and between the Company and YA II CD, Ltd.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's Pre-Effective registration statement on Form F-3/A (No. 333-214793), initially filed with the Securities and Exchange Commission on November 23, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)

Dated: January 10, 2017	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 1
YA II CD, Ltd.
1012 Springfield Avenue
 Mountainside, NJ 07092
January 9, 2017
Top Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str
15124 Marousi, Greece
 Attention:  Alexandros Tsirikos
Re:	Securities Purchase Agreement (the "SPA") dated November 22, 2016 between Top Ships, Inc. (the "Company") and YA II CD, Ltd. (the "Buyer").
Dear Mr. Pistiolis:
This letter shall set forth the understanding between the Company and the Buyer regarding the Third Closing under the SPA.  Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the SPA.
The parties hereby agree that there shall be no issuance and sale of any Preferred Shares in respect of the Third Closing and that any right that the Buyer may have to waive a Coverage Failure shall be terminated.  Therefore, the issuances of Preferred Shares as contemplated in the SPA shall be completed.
Sincerely,

YA II CD, LTD
By:	Yorkville Advisors Global, LP
Its:	Investment Manager

By:	Yorkville Advisors Global, LP
Its:	General Partner

By:	/s/ David Gonzalez
David Gonzalez

Agreed and accepted on this 9th day of January 2017
Top Ships, Inc.
By:	/s/ Alexandros Tsirikos
Alexandros Tsirikos